SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 1999


                                       OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (NO FEE REQUIRED)

      For the transition period from                to
                                     --------------    -------------

      Commission file number 33-94154

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000



                               Page 1 of 15 Pages

                              REQUIRED INFORMATION

The following  financial  statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Report of Independent Accountants                                                                               6

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998                                 7

Statement of Changes in Net Assets  Available for Benefits for the years ended
    December 31, 1999 and 1998                                                                                  8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

      Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                     as of December 31, 1999                                                   14

The following exhibit is being filed herewith:

Exhibit No.                                         Description
-----------                              ---------------------------------

      1                                  Consent of Independent Accountants                                    15


                               Page 2 of 15 Pages

                                   SIGNATURES




The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    FOAMEX L.P. 401(k) SAVINGS PLAN
                                    (Name of Plan)




Dated:  June 27, 2000               By:  /s/ George L. Karpinski
                                         ------------------------------
                                         George L. Karpinski
                                         Senior Vice President, Treasurer and
                                         Assistant Secretary


                               Page 3 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                 for the years ended December 31, 1999 and 1998
                            AND SUPPLEMENTAL SCHEDULE
                      for the year ended December 31, 1999


                               Page 4 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                             Page

Report of Independent Accountants                                                                               6

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998                                 7

Statement of Changes in Net Assets  Available  for Benefits for the years ended
    December 31, 1999 and 1998                                                                                  8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

      Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                           as of December 31, 1999                                                             14


                               Page 5 of 15 Pages

                        Report of Independent Accountants


To the Participants and Administrator of the Foamex L.P. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
May 26, 2000


                               Page 6 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             December 31, 1999         December 31, 1998
                                                             -----------------         -----------------
Assets:
Investments, at fair value                                       $69,280,889              $63,881,827

Participant loans receivable                                       3,194,918                2,814,327

Employer contributions
  receivable                                                         305,747                  308,195

Participant contributions
  receivable                                                         576,475                  616,609

Other net receivables                                                      -                   17,571
                                                                 -----------              -----------

Total assets                                                      73,358,029               67,638,529
                                                                 -----------              -----------

Liabilities:
Administrative expenses payable                                      109,198                  113,404

Other net payable                                                          -                      937
                                                                 -----------              -----------

Total liabilities                                                    109,198                  114,341
                                                                 -----------              -----------

Net assets available for benefits                                $73,248,831              $67,524,188
                                                                 ===========              ===========


    The accompanying notes are an integral part of the financial statements.


                               Page 7 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                             December 31, 1999         December 31, 1998
                                                             -----------------         -----------------
ADDITIONS

Additions in net assets attributed to:
Interest and dividends                                           $ 4,629,694              $ 3,267,560

Net appreciation/(depreciation)
  in fair value of investments                                     4,387,267                  (63,887)

Participant contributions                                          5,891,529                5,655,926

Employer contributions                                             1,082,458                  855,415

Rollover contributions                                                98,274                   82,468

Transfers in from related plan                                             -               13,269,046
                                                                 -----------              -----------

  Total additions                                                 16,089,222               23,066,528
                                                                 -----------              -----------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                                      9,646,577                6,125,959

Administrative expenses                                              542,168                  379,507
                                                                 -----------              -----------

  Total deductions                                                10,188,745                6,505,466

Transfer out to another plan                                         175,834                        -
                                                                 -----------              -----------

  Net increase (decrease)                                          5,724,643               16,561,062

Net assets available for benefits,
  beginning of year                                               67,524,188               50,963,126
                                                                 -----------              -----------

Net assets available for benefits,
  end of year                                                    $73,248,831              $67,524,188
                                                                 ===========              ===========


    The accompanying notes are an integral part of the financial statements.


                               Page 8 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P., Foamex Carpet Cushion, Inc. and Foamex International Inc. (collectively, the "Employer"). Eligible employees may enter the Plan on the first of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective July 1, 1998, the defined contribution plan of Crain Industries, Inc. ("Crain"), which was acquired by Foamex International Inc. on December 23, 1997 and whose assets subject to its liabilities were contributed to Foamex L.P. on such date, were merged into the Plan. The assets of Crain's defined contribution plan were either liquidated and the cash proceeds were transferred or shares of similar investments were transferred to the Plan. The fair value of the assets transferred approximated $13.3 million.

     Participants may contribute from 0% to 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. The Employer makes a quarterly matching contribution equal to 25% of each participant's quarterly contributions to the Plan up to the first 4% of compensation contributed by the participants, and are available to participants  employed  by the  Employer  on the  last day of the  quarter.  The
Employer  is  required  to  make  an  additional  quarterly   contribution  (the
"Additional Contribution") equal to 25% of each participant's quarterly contributions which are invested in the Foamex International Stock Fund.

     In 1998, the Additional Contribution was non-participant directed because it was required to remain in the Foamex International Stock Fund until the participant withdrew from the Plan. The balance in 1998 of non-participant directed investments was $513,000. As of December 1, 1999, an amendment was made to the Plan which ended any restrictions on or exclusivity to the Additional Contribution to remain solely invested in the Foamex International Stock Fund; therefore, there were no non-participant directed investments that existed at the end of 1999.

     Non-union and some union participants are vested immediately in their contributions and the Employer matching contributions plus actual earnings thereon. Some participants who are members of collective bargaining unions are vested immediately in their contributions and are vested in the Employer matching contributions after five years of service. Forfeitures are used to reduce future Employer matching contributions. There were forfeitures of $1,100 during 1999 and approximately $2,000 during 1998.

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their account, if the value of their account is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000. Participants who were members of the former General Felt Industries, Inc. defined contribution plan may elect to receive their distributions upon termination in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

     Under certain circumstances, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans mature from one to five years or up to 15 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at an annual rate of prime, as defined, plus 1% as determined quarterly.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.


                               Page 9 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

     A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the seven funds and participant loans described below:

     INSTITUTIONAL INVESTORS' STABLE ASSET FUND - A fund that seeks to provide investors with a consistent rate of return while preserving capital and avoiding market risk. It is a tax exempt collective investment fund that includes investments in investment contracts issued by insurance companies, banks, and other financial institutions, as well as cash and cash equivalents.

     FIDELITY  PURITAN  FUND  -  A  fund  that  seeks  income   consistent  with
preservation of capital. The fund invests in a diversified array of high yielding securities such as common stocks, preferred stocks, and bonds and may also purchase foreign securities, zero-coupon bonds and indexed securities. The relative holdings vary in response to changing market conditions.

     VANGUARD WINDSOR FUND - A fund that seeks long-term growth of capital and income; current income is secondary. The fund invests primarily in equity securities selected on the basis of fundamental value.

     NEUBERGER & BERMAN GUARDIAN FUND - A fund that seeks capital appreciation as its primary objective; current income is secondary. The fund invests mostly in common stocks of well-established companies using a value oriented approach. The fund may also invest in foreign securities and American Depository Receipts.

     JANUS WORLDWIDE FUND - A fund that seeks long-term growth of capital consistent with the preservation of capital. The fund invests nearly all of its assets in the common stocks of foreign and domestic issuers. The fund usually invests in approximately five countries, although it is permitted to invest in fewer than five and may engage in futures and options strategies.

     FOAMEX INTERNATIONAL STOCK FUND - A non-diversified stock fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests approximately 2% of its balance in money market instruments that allows the fund to handle exchanges, withdrawals, loans and disbursements.

     VANGUARD INDEX 500 FUND - A fund that seeks long-term growth of capital and income from dividends. The fund invests mostly in common stocks of well established companies using an indexed approach.

     PARTICIPANT LOANS - Consists of loans to participants.

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds, fixed income securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


                              Page 10 of 15 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     INVESTMENT VALUATION AND INCOME RECOGNITION - At December 31, 1999, the Plan maintained a contract with The Wilmington Trust Company, the Plans trustee/custodian, which provided for investment of contributions, at the participants' direction, in various separate investment mutual funds and the Foamex International Stock Fund. Participant loans are stated at fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation.

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which  includes
recordkeeping, trustee, legal, and audit fees, were paid by the Plan for 1999 and 1998.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

3.   INVESTMENTS

     The Plan's investments at December 31, 1999 and 1998 are as follows:

                                                                                        1999               1998
                                                                                  ----------------   ----------------
     Institutional Investors' Stable Asset Fund                                      $15,437,054       $15,979,112
     Fidelity Puritan Fund                                                             5,628,263         6,704,770
     Vanguard Windsor Fund                                                            16,970,875        19,160,385
     Neuberger & Berman Guardian Fund                                                  7,168,726         7,287,271
     Janus Worldwide Fund                                                             12,992,137         7,375,557
     Foamex International Stock Fund                                                   6,497,552         4,422,625
     Vanguard Index 500 Fund                                                           4,586,282         2,952,107
     Participant Loans                                                                 3,194,918         2,814,327
                                                                                     -----------       -----------
        Total                                                                        $72,475,807       $66,696,154
                                                                                     ===========       ===========

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

                                                                                        1999               1998
                                                                                  ----------------   ----------------
     Mutual Funds                                                                    $ 4,313,934       $(1,211,620)
     Collective Funds                                                                    904,317           731,468
     Common Stock                                                                       (830,984)          416,265
                                                                                     -----------       -----------
                                                                                     $ 4,387,267       $   (63,887)
                                                                                     ===========       ===========

4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5000:

                                                                                        1999               1998
                                                                                  ----------------   ----------------
Net assets available for benefits per the financial statements                       $73,248,831       $67,524,188

Amounts allocated to withdrawing participants                                           (252,232)                -
                                                                                     -----------       -----------

Net assets available for benefits per the Form 5500                                  $72,996,599       $67,524,188
                                                                                     ===========       ===========


                              Page 11 of 15 Pages

                        FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                        1999               1998
                                                                                  ----------------   ----------------
Benefits paid to participants per the financial statements                           $ 9,646,577       $ 6,125,959

Add:  Amounts allocated to withdrawing participants - current year                       252,232                 -

Less: Amounts allocated to withdrawing participants - prior year                               -                 -
                                                                                     -----------       -----------

Benefits paid to participants per the Form 5500                                      $ 9,898,809       $ 6,125,959
                                                                                     ===========       ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

5.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan meets the requirements of Section 401 of the Internal Revenue Code (the "Code") and is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended (see Note 1) since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the Code.


                              Page 12 of 15 Pages

                              SUPPLEMENTAL SCHEDULE



                              Page 13 of 15 Pages

                                                    SCHEDULE H, PART IV, ITEM 4i

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1999
Party-in                                                                                                     Fair
Interest           Description of Investment                                            Cost                 Value
--------           -------------------------                                      ---------------       ---------------

  N/A              Institutional Investors' Stable Asset Fund                       $13,960,656           $15,437,054

  N/A              Fidelity Puritan Fund                                              5,556,991             5,628,263

  N/A              Vanguard Windsor Fund                                             17,806,158            16,970,875

  N/A              Neuberger & Berman Guardian Fund                                   8,798,873             7,168,726

  N/A              Janus Worldwide Fund                                               7,738,944            12,992,137

  *                Foamex International Stock Fund                                    6,841,785             6,497,552

  N/A              Vanguard Index 500 Fund                                            3,883,475             4,586,282

  N/A              Participant loans, maturing through 2014 at an annual
                     interest rate of prime plus 2% or prime plus 1%. During
                     1999, interest rates ranged from 8.75% to 9.25%                          -             3,194,917
                                                                                    -----------           -----------

     Total investments                                                              $64,586,882           $72,475,807
                                                                                    ===========           ===========


*    Party-in interest investment


                              Page 14 of 15 Pages